James C. Lin Partner +852 2533 3368 james.lin@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Patrick S. Sinclair * Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 22, 2022

Re:	Duddell Street Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed May 23, 2022 File No. 333-261483

Keira Nakada

Lyn Shenk

Cara Wirth

Erin Jaskot

Office of Trade & Service

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:

On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 16, 2022 on the Company’s amendment No. 5 to registration statement on Form S-4 filed on May 23, 2022 (the “Registration Statement Amendment No. 5”). Concurrently with the submission of this letter, the Company is filling its sixth amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 6”) and certain exhibit via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 6 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 6.

*            *            *            *

Registration Statement Amendment No. 5 on Form S-4 Filed May 23, 2022

Regulatory Approvals, page 40

1. Please revise to disclose that you are seeking CFIUS Approval and update the Business section to describe the material effects that compliance with CFIUS may have on your business. Please refer to Item 101(c)(2)(i) of Regulation S-K.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company and FiscalNote obtained approval from the Committee on Foreign Investment in the United States (“CFIUS” or the “Committee”) on June 6, 2022, without conditions. That clearance was based on the information in the parties’ notice of March 1, 2022 and all subsequent information provided to the Committee during the process, which, collectively, broadly covered the Business Combination, including both the equity investments reflected in the Business Combination as a whole and the Sponsor’s acquisition of a contingent right to name two directors to the post-combination FiscalNote board, (Mr. Manoj Jain and the second director to be named).

As explained in the CFIUS clearance letter, and pursuant to CFIUS’s regulations at 31 C.F.R. § 800.508(d), the Committee advised the parties that “[b]ased upon its review and investigation, and after full consideration of all relevant national security factors, including the factors enumerated in subsection (f) of Section 721 [of Title VII of the Defense Production Act, as amended], CFIUS has determined that there are no unresolved national security concerns. Action under Section 721 with respect to this transaction is concluded.”

Absent CFIUS’s acceptance, review, and clearance of the parties’ voluntary notice, CFIUS would have retained the right subsequently to review and potentially impose restrictions on the transaction. However, CFIUS’s review and resultant June 6, 2022 clearance effectively bars such subsequent review. Under the “Finality of Actions” provisions of CFIUS’s regulations, 31 C.F.R. § 800.701(b)(2), the June 6, 2022 clearance letter precludes the President or the Committee from exercising any further authority under Section 721(d), unless a party to the transaction “submitted false or misleading material information to the Committee in connection with the Committee’s consideration of such transaction or omitted material information, including material documents, from information submitted to the Committee[.]” 31 C.F.R. § 800.501(c)(1)(ii).

The Company respectfully advises the Staff that it has revised the disclosures throughout the Registration Statement Amendment No. 6 to provide information on the CFIUS filing and clearance and the conditions pursuant to 31 C.F.R. § 800.701(b)(2) under which the President of the United States or the Committee could exercise further authority under Section 721(d) with respect to any aspect of the Business Combination. Please see pages 152 and 153 of the Registration Statement Amendment No. 6.

Background of the Business Combination, page 123

2. Please revise to discuss your and FiscalNote's decision to seek CFIUS approval and explain your rational for determining that CFIUS has jurisdiction over the Business Combination as a “covered investment,” and if different, a "covered transaction." Please revise to disclose any related discussions and negotiations regarding the need for CFIUS review. In this light, we note that CFIUS Approval is not a condition to the consummation of the Business Combination. Please describe any material discussions and negotiations related to this decision and explain why CFIUS Approval is not necessary to consummate the transaction. Please also discuss the potential effects on your business and the Business Combination if you do not receive CFIUS Approval, and disclose whether it is common to waive this condition in light of a pending CFIUS review.

The Company respectfully refers the Staff to its response to Comment #1 of this letter.

June 22, 2022	2

General

3. We note your response to comment 22 in your letter dated February 14, 2022, where you state that you and FiscalNote determined that CFIUS has jurisdiction over the Business Combination.  We also note that your definition of CFIUS Approval on page 2 primarily describes the methods of receiving approval of the transactions in the Agreement and Plan of Merger.  However, references to CFIUS Approval in your prospectus suggest that CFIUS Approval relates only to the appointment of Manoj Jain as a member of the board of the post-Business Combination company.  Please tell us why the disclosure throughout suggests that it is the service of Manoj Jain that is subject to prior CFIUS Approval as opposed to the Business Combination, as the definition of "CFIUS Approval" suggests that CFIUS Approval relates to the Business Combination itself.  Please clarify whether the review undertaken by CFIUS relates only to the service of Manoj Jain, or if it covers the Business Combination itself. Please also clarify if the CFIUS review could be expanded to consider issues outside of those contained in your voluntary filing.

In an appropriate place in your prospectus, please revise to provide detailed disclosure of, and the risks associated with, the following:

•	CFIUS’ jurisdiction over the Business Combination;

•	whether your Sponsor is controlled by, or has substantial ties with a non-U.S. person(s), and how this impacts CFIUS' review;

•	the CFIUS review process, including the criteria upon which you submitted your voluntary filing to CFIUS and the criteria CFIUS will use to analyze your application, if different, and more broadly, the criteria CFIUS will use to review the Business Combination;

•	CFIUS' ability to review your company and/or the Business Combination after it is consummated;

•	the current status and timing of your application (including a summary of any feedback or inquiry from CFIUS to date); and

•	the potential consequences to your business (if any), the ability to complete the Business Combination, and the post-Business Combination company, if you do not receive CFIUS approval.

For example, if it possible that the Sponsor may be required to divest its interest in FiscalNote or the post-Business Combination Company, reduce its involvement and limit access to material non-public information with the post-Business Combination company, or that the Business Combination could be prohibited, retroactively unwound, required to liquidate, or otherwise, please revise to state as much and disclose the related consequences and risks to investors.

As noted in its response to Comment #1 of this letter, the Company respectfully advises the Staff that the Company and FiscalNote obtained approval from the CFIUS on June 6, 2022, without conditions, and that this clearance broadly covered the Business Combination, including both the equity investments reflected in the Business Combination as a whole and the Sponsor’s acquisition of a contingent right to name two directors to the post-combination FiscalNote board, (Mr. Manoj Jain and the second director to be named).

As further noted in its response to Comment #1 of this letter, the Company respectfully advises the Staff that it has revised the disclosures throughout the Registration Statement Amendment No. 6 to provide information on the CFIUS filing and clearance and the conditions pursuant to 31 C.F.R. § 800.701(b)(2) under which the President of the United States or the Committee could exercise further authority under Section 721(d) with respect to any aspect of the Business Combination. Please see pages 152 and 153 of the Registration Statement Amendment No. 6.

4. We note your response to comment 8 and that Fangda Partners has not revised the definition of "PRC" for the purpose of their opinion.  Please revise the definition of PRC to remove the exclusion of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan. We note that by excluding such regions from the definition of "PRC," the opinion does not cover the Company's operations in Hong Kong, and the opinion does not opine on the application of any Hong Kong, Macau or Taiwan law that could require prior approval or permission of the Transactions.

In response to the Staff’s comment, the Company has filed a Hong Kong legal opinion by Fangda Partners as Exhibit 8.4 of the Registration Statement Amendment No. 6.

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June 22, 2022	3

If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:

Manoj Jain, Chief Executive Officer

Duddell Street Acquisition Corp.

Tim Hwang, Chief Executive Officer

Paul Donnell, Chief Accounting Officer

FiscalNote Holdings, Inc.

Brandon J. Bortner, Esq.

Paul Hastings LLP

Derek White, CPA, Partner

Marcum LLP

Charles Carr, CPA, Partner

RSM US LLP

June 22, 2022	4